UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

(Amendment No. 1)

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38828

SeaChange International, Inc.

(Exact name of registrant as specified in its charter)

177 Huntington Avenue, Suite 1703, PMB 73480

Boston, MA 02115

Phone: (978) 897-0100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 90

EXPLANATORY NOTE

The purpose of this Amendment No. 1 to Form 15/A is being filed solely to insert the approximate number of holders of record as of the certification or notice date that was inadvertently omitted in the initial Form 15 filed by SeaChange International, Inc. (“SeaChange”) on August 28, 2023.

Pursuant to the requirements of the Securities Exchange Act of 1934 SeaChange has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 28, 2023	By:	/s/ Peter D. Aquino
	Name:	Peter D. Aquino
	Title:	Chief Executive Officer